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SEC FILE NUMBER
8-39659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Realized Financial, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

400 W. 15TH ST. SUITE 700
(No. and Street)

Austin	TX	78701
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro	(212) 668-8700	msilvestro@acisecure.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP
(Name – if individual, state last, first, and middle name)

100 Eagle Rock Avenue, Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

10/16/2003	688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Scott Spencer, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Realized Financial, Inc., as of March 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Virginia

Prince William

Amahd Abasi Richburg
REGISTRATION NUMBER
7910516
COMMISSION EXPIRES
April 30, 2025

COMMONWEALTH OF VIRGINIA · ELECTRONIC NOTARY PUBLIC · N

Amahd Abasi Richburg

Notary Public

Signature: Scott Allen Spencer

Title:
CEO

Notarized online using audio-video communication

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Realized Financial, Inc.

Statement of Financial Condition

As of March 31, 2023

This report is filed in accordance with rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a PUBLIC document.

Contents

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Realized Financial, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Realized Financial, Inc. (the "Company") as of March 31, 2023 and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2023.

Marcum LLP

East Hanover, New Jersey
June 30, 2023

Statement of Financial Condition
March 31, 2023

ASSETS	
Cash	$ 766,190
Accounts receivable	320,926
Prepaid expenses and other assets	33,752
TOTAL ASSETS	$ 1,120,868
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued expenses	108,564
Due to related party	360,540
TOTAL LIABILITIES	$ 469,104
STOCKHOLDER'S EQUITY:	
Common stock $0.01 par value, 10,000,000 shares authorized, 929,826 shares issued and outstanding	9,288
Additional paid in capital	860,451
Deficit	(217,975)
TOTAL STOCKHOLDER'S EQUITY	$ 651,764
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,120,868

See accompanying notes to financial statement

Notes to Financial Statement
March 31, 2023

1. Organization and Nature of Business

Realized Financial, Inc. (the “Company”) is registered with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and conducts business as a broker-dealer in the general securities business. In July of 2020, the Company was approved for a change in ownership by FINRA and "Realized Holdings Inc." the "Parent" became the sole-stockholder. The Company offers private placement transactions by selling interests in private funds such as Delaware Statutory Trusts ("DST"). The company also offers investment advisory services. The Company was formerly known as "Thornhill Securities, Inc." and changed its name to "Realized Financial, Inc." on August 24, 2022.

2. Summary of Significant Accounting Policies

Basis of Accounting
These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP") whereby revenues and expenses are recognized in the period earned or incurred.

Cash
The Company considers all highly liquid short-term investments with original maturities of 90 days or less when purchased to be cash equivalents.The Company keeps all cash balances, in a high quality institution in order to minimize risk relating to exceeding insured limits. As of March 31, 2023, the Company held cash in excess of insured limits in the amount of $521,939.

Accounts Receivable

Accounts receivables represent receivables for private placement revenue generating activities. As of March 31, 2023, the Company did not record any current expected credit losses. The accounts receivable balance as of April 1, 2022, was $252,237.

Allowance for Credit Losses

As prescribed under ASC 326, management establishes an allowance of current expected credit losses against customer assets and receivables to reflect the net amount the Company expects to collect.

The methodology used by the Company to determine allowance for current expected credit losses for customer contract assets and receivables is typically based on aging analysis where loss rates are applied to the carrying amount based on historical experience, the current economic environment and specific information about the ability of the counterparty to pay. There was no allowance for current expected credit losses recorded at March 31, 2023.

Notes to Financial Statement
March 31, 2023

Income Taxes

The Company is included in the consolidated tax return of the Parent. The Company calculates the provision for income taxes by using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting its taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable based on a hypothetical, current-year separate return. The Company provides deferred taxes on temporary differences and on any carryforwards that could be claimed on the Company's hypothetical return and assesses the need for a valuation allowance based on the projected separate return results. As of March 31, 2023, the Company has no deferred taxes.

The Company recognizes the effect of income tax positions taken or expected to be taken in a tax return only if those positions are more likely than not capable of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being sustained. Additionally, previously recognized tax positions that no longer meet the more-likely-than-not threshold should be derecognized in the first financial reporting period in which that threshold is no longer met. Changes in recognition or measurement will be reflected in the period in which the change in judgment occurs.

The Parent's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for Texas purposes is generally four years. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2023, the IRS has not proposed any adjustment to the Parent's tax position.

Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments and Credit Risk

Financial instruments that potentially subject the Company to credit risk include cash and receivables from customers.

3. Regulatory Requirements

The Company is subject to the SEC uniform net capital rule (15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2023 the Company had a net capital requirement of $31,274. The actual net capital was $297,086 which was $265,812 in excess of the net capital requirement. Aggregate indebtedness was $469,104 and the ratio of aggregate indebtedness to net capital was 1.58 to 1. The Company's business activities are contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 in relation to the SEC uniform net capital rule 15C3-3.

In the ordinary course of business, the Company is subject to inquiries from certain regulators. There are no pending regulatory inquiries to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on its financial position.

4. Commitments, Guarantees and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. Between February 2019 and November 2020, certain Realized clients invested in a private placement security offering known as Skyloft DST. The Skyloft DST investment has been significantly impacted by a legal dispute between two groups involved in Skyloft: Nelson Partners (the Sponsor) and Axonic Capital (a NY-based hedge fund), over the Sponsor's repayment of Axonic's "bridge equity" that was used to acquire the property and "bridge" the time period between the Sponsor's acquisition of the Skyloft property, and the closing of the Skyloft DST financing. Also, on December 30, 2022 an arbitration claim was filed with FINRA on behalf of two Skyloft investors not included in the intervenor Skyloft investor group above naming Realized Financial, Inc. as the sole respondent. The arbitration claim includes a number of claims against the respondent including violations of federal and state securities laws, fraud, breach of contract, breach of fiduciary duty and negligence. This FINRA arbitration is ongoing. In view of these claims in which litigation is pending, and the inherent difficulty of predicting the outcome of litigation, the Company cannot state with absolute certainty what the eventual outcome of pending litigation will be.

5. Concentrations

As of March 31, 2023, the receivable balance from four customers accounted for 92% of the total accounts receivable balance.

6. Income Taxes

The Company is part of a consolidated income tax filing with the Parent. The tax liability owed to the Parent by the Company of $54,309 has been included in the "Due to related party" balance stated on the statement of financial condition.

7. Subsequent Events

The Company has evaluated events subsequent to the date of the statement of financial condition for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there was an event which took place that would have a material impact on its financial statements. On April 12, 2023 and May 18, 2023, the Company paid dividends of $200,000 to its Parent for an aggregate of $400,000.

8. Related Party Transactions

The Company has entered into an expense sharing and tax sharing arrangement with its Parent and incurs a monthly allocation of rent, wages and overhead costs from its Parent. Reimbursements of expenses to the Parent are separate from dividend payments to the Parent. These allocations were determined based upon the utilization of employee personnel to effectively manage the activities of the Company. As of March 31, 2023 the intercompany balance owed to its Parent for these expenses was $360,540 and included in "Due to related party" on the statement of financial condition.